

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 24, 2021

Stephen M. Kadenacy
Chief Executive Officer
SilverBox Engaged Merger Corp I
8801 Calera Dr.
Austin, Texas 78735

> **Re: SilverBox Engaged Merger Corp I**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed February 18, 2021**
> **File No. 333-252827**

Dear Mr. Kadenacy:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

Cover Page, page 1

1.	We note your disclosure that Engaged Capital, LLC (and/or its affiliates), intends to commit, pursuant to a forward purchase agreement, to purchase 10,000,000 forward purchase shares for gross proceeds of $100,000,000 to occur concurrently with the consummation of your initial business combination. We further note that you have filed a "form of" forward purchase agreement as an exhibit with your registration statement. Please confirm that once you have entered into the agreement, you will file the executed agreement as an exhibit with your registration statement. If you do not intend on entering into such agreement, please update your disclosures accordingly to disclose that you may not receive any or all of these forward purchase agreement proceeds and any related attendant risks.

       You may contact Steve Lo, Staff Accountant, at (202) 551-3394 or Raj Rajan, Staff Accountant, at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact Timothy S. Levenberg, Special Counsel, at (202) 551-3707 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions.

                          Sincerely,

                          Division of Corporation Finance
                          Office of Energy & Transportation

cc: Lijia Sanchez of Ellenoff Grossman